Apt. 1105 The Olcott	52 Park Avenue
27 West 72nd Street	Sandymount
New York 11023	Dublin 4
United States of America	Ireland
Tel: +1 646 7070526	Tel: +353 (0) 1 2611923
Cell: +1 646 2040559	Cell:+353 (0) 87 2555474

January 27th, 2012

By E-Mail and Courier

Mr. Simon Srybnik
Chairman
Vasomedical, Inc.
180 Linden Avenue
Westbury, NY  11550
USA

Re:           Letter of Resignation

Dear Mr. Srybnik:

For the reasons set forth below, I hereby confirm my resignation from the Board of Vasomedical, Inc. (the “Board”) delivered orally to the Board at its meeting on Tuesday, January 24, 2012.

At that meeting, I brought to the attention of the Board the concerns of management of Vase Diagnostics, Inc. also known as VasoHealthcare (“VHC”) that there has been inconsistent and perhaps inaccurate recognition and reporting of commissions earned by VHC.

The Board then terminated my position as chair of VHC by voting over my objection to disband the Board of VHC and to establish an executive committee of the Board of Vasomedical to run VHC.

Also in the past I have requested David Lieberman, Vice Chairman of Vasomedical, Inc. to have the minutes accurately reflect discussions held by the Board; this, he said was a matter for him to decide.  Moreover, Directors are not provided with timely information in advance of the meetings to enable all Directors to be properly prepared or to contribute, which in my view is not how a board should function.

Sincerely yours,
/s/ William Dempsey
WILLIAM DEMPSEY

Email:  billdempsey39@gmail.com

cc:           Mr. Jun Ma
Chief Executive Officer
Vasomedical, Inc.

David H. Lieberman
Vice Chairman
Vasomedical, Inc.